Market & Research Corp.
10 Wright Street, Suite 220
Westport, CT 06880-3115

September 15, 2008

Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Attention: Evan S. Jacobson

Re:	Market & Research Corp.
Registration Statement on Form 8-A
Application for Withdrawal on Form RW

Ladies and Gentlemen:

On May 6, 2008, Market & Research Corp., a Delaware corporation (the “Company”), filed a Form 8-A to register the common stock of the Company under the Securities Exchange Act of 1934, as amended (the “Form 8-A”) with the Securities and Exchange Commission (the “Commission”).

The Company hereby applies for the withdrawal of the Form 8-A.

The Company requests that the Commission consent to this application on the ground that the Company was not eligible to register its securities on Form 8-A and that the withdrawal is therefore consistent with the public interest and the protection of investors.

If you have any questions concerning this letter, please contact the Company’s legal counsel, Richard A. Krantz of Robinson & Cole LLP, at 203-462-7505.

Sincerely,

MARKET & RESEARCH CORP.

By /s/ Martin C. Licht
Martin C. Licht
Executive Vice President